Exhibit 12.1

Sally Beauty Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands, except ratios)

	Year Ended September 30,
	2010	2009	2008	2007	2006

Income before provision for income taxes	$227,948	$164,814	$123,799	$82,613	$180,109
Add: Total fixed charges (see below)	172,466	187,456	213,683	195,079	44,588
Less: Capitalized interest	—	—	—	—	—
Total income before provision for income taxes, plus fixed charges, less capitalized interest	$400,414	$352,270	$337,482	$277,692	$224,697

Fixed Charges:
Interest expense(a)	$112,982	$132,022	$159,116	$145,972	$92
Capitalized interest	—	—	—	—	—
Estimate of interest included in rental expense(b)	59,484	55,434	54,567	49,107	44,496
Total fixed charges	$172,466	$187,456	$213,683	$195,079	$44,588

Ratio of earnings to fixed charges	2.32x	1.88x	1.58x	1.42x	5.04x

(a)	Interest expense includes interest associated with debt, marked to market interest expense (income) from our interest rate swaps not designated as hedges and the amortization of debt-issuance costs.

(b)	Fixed charges include an estimate of interest included in rental payments — one-third of rent expense under operating leases.